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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*
Goldbelt Resources Ltd.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
380 755 405

(CUSIP Number)

Hans-Arne L’orange
Wega Mining ASA
Karenslyst Allé 2, 5 etg.
P.O. Box 568 Skøyen
Oslo, Norway N-0278
+47 2316 0104

Copies to:

Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 17, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23077R100	Page	2	of	14

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining ASA

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☒

6	Citizenship or Place of Organization

Norway

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		34,596,894*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

34,596,894*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

34,596,894*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

47.1%**

14	Type of Reporting Person (See Instructions)

CO; HC
* Beneficial ownership of 34,596,894 Common Shares referred to in Row (8) and Row (10) (including 1,895,000 Common Shares (as defined below) of which the Reporting Persons (as defined below) may acquire beneficial ownership within sixty days of October 17, 2007 through the exercise of options and performance rights) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 34,596,894 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 73,395,316 Common Shares outstanding on a fully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	23077R100	Page	3	of	14

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wega Mining Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

British Columbia

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		34,596,894*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

34,596,894*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

34,596,894*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

47.1**%

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of the Common Shares referred to herein (including 1,895,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of October 17, 2007 through the exercise of options and performance rights) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 73,395,316 Common Shares outstanding on a dully-diluted basis as of October 17, 2007 as reported in the Support Agreement described in Item 4 hereof.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX
EX-1
EX-2
EX-3
EX-4
EX-5

Item 1. Security and Issuer
     This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Goldbelt Resources Ltd., a corporation incorporated under the laws of the Province of British Columbia (the “Issuer”). The principal executive offices of the Issuer are located at Sterling Tower, 372 Bay Street, Suite 1201, Toronto, Ontario, Canada M5H 2W9.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly by Wega Mining ASA., a corporation incorporated under the laws of Norway (“Wega Mining”), and Wega Mining Inc., a corporation incorporated under the laws of the Province of British Columbia and a wholly-owned subsidiary of Wega Mining (the “Offeror” and, together with Wega Ming, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
     Wega Mining is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. Wega Mining currently has a portfolio of 35 exploration licenses in Guinea, Canada, Portugal, Ecuador, Romania and Norway, and a gold-copper development project in Canada. The address of the principal business and office of Wega Mining is Karenslyst Allé 2, 5 etg., P.O. Box Skøyen, Oslo, Norway N-0278.
     The Offeror is a wholly-owned subsidiary of Wega Mining. The Offeror was incorporated under the Business Corporations Act (British Columbia) on July 16, 2004 under the name Siguiri Gold Mining Inc. and subsequently changed its name to Wega Mining Inc. on April 6, 2007. The Offeror has not carried on any material business or activity prior to the date hereof other than in connection with matters directly to the transactions described in Item 4. The Offeror’s registered and head office is located at Suite 1208, 1328 Homer Street, Vancouver, British Columbia, Canada V6B 6A7.
     The name, citizenship, occupation and principal business address of each director and executive officer of the Reporting Persons are listed in Schedule I hereto (the “Schedule I Persons”).
     Except as disclosed below, during the last five years, none of the Reporting Persons, or, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Jan Haudenmann-Andersen was fined by the Swedish SRA (Finansinspektionen) for failure to properly notify the Swedish SRA (Finansinspektionen) regarding the sale of certain of his holdings in PA Resources AB in October 2005. Mr. Haudenmann-Andersen became a member of the Board of Directors of PA Resources AB in January 2005 and reported such sales to the Oslo Stock Exchange and the Stockholm Stock Exchange (rather than the Swedish SRA (Finansinspektionen)).
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, Dundee Precious Metals Inc. (“DPM”), Paul J. Morgan and Collin Ellison (each a “Locked-Up Shareholder” and, collectively, the “Lock-Up

Shareholders”), who together are the record and/or beneficial owners of 34,596,894 Common Shares (including 1,895,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of October 17, 2007 through the exercise of options and performance rights), have entered into the Lock-Up Agreements with the Reporting Persons described in Item 4 below. The transactions contemplated by the Lock-Up Agreement (which is the reason the Reporting Persons may be deemed to be beneficial owners of such Common Shares) are not expected to require the expenditure of any funds.
     The Shareholders entered into the Lock-Up Agreements to induce the Reporting Persons to enter into the Support Agreement described in Item 4 below.
Item 4. Purpose of Transaction
     On October 17, 2007, the Reporting Persons entered into a Support Agreement (the “Support Agreement”) with the Issuer. Subject to the terms and conditions set forth in the Support Agreement, the Offeror agreed to make, and on November 5, 2007, pursuant to the terms and conditions of the Support Agreement, the Offeror made, an offer to purchase all of the outstanding Common Shares not already owned by Wega Mining, including Common Shares issuable upon the exercise of options and performance rights, at a price of Cdn.$1.55 per Common Share (the “Offer”). The Offer will be open for acceptance until 8:00 p.m. (Toronto Time) on December 13, 2007 (the “Expiry Time”).
     If the conditions of the Offer are satisfied or waived by the Offeror and the Offeror takes up and pays for Common Shares pursuant to the Offer, Wega Mining currently intends to take further steps to acquire all remaining Common Shares not already owned by the Reporting Persons pursuant to a compulsory acquisition or subsequent acquisition transaction in accordance with applicable laws.
     After the consummation of all of the transactions contemplated by the Support Agreement (including a compulsory acquisition or subsequent acquisition transaction), Wega Mining will own the entire equity interest in the Issuer and the Issuer will be a wholly-owned subsidiary of Wega Mining.
     Simultaneously with the execution and delivery of the Support Agreement, Wega Mining and the Offeror entered into a Lock-Up Agreement (the “DPM Lock-Up Agreement”) with DPM and a Lock-Up Agreement with Paul J. Morgan and Collin Ellison (together with the DPM Lock-Up Agreement, the “Lock-Up Agreements”). The Lock-Up Agreements set forth, among other things, the agreement of the Locked-Up Shareholders, subject to the terms and conditions of the Lock-Up Agreements, to deposit under the Offer all of the Common Shares currently owned or controlled by them and, where applicable, to exercise or conditionally exercise all of the options for Common Shares and to obtain Common Shares pursuant to performance rights currently held by such Locked-Up Shareholder and deposit under the Offer all of the Common Shares issued upon such exercise and pursuant to such performance rights. Pursuant to the Lock-Up Agreements, each Locked-Up Shareholder has agreed not to, among other things, (a) acquire direct or indirect beneficial ownership or control over any additional Common Shares (with the exception of any Common Shares acquired pursuant to performance rights or the exercise of options to purchase Common Shares in accordance with the applicable Lock-Up Agreements); (b) grant any proxy or other right with respect to the voting of the Common Shares; (c) directly or indirectly make or solicit acquisition proposals or take certain actions in respect of an acquisition proposal or effort or attempt by any person to make an acquisition proposal; (d) solicit or arrange or provide certain assistance in relation to purchases of or offers to sell Common Shares; or (e) option, sell, assign or grant a security interest in the Common Shares except pursuant to the Offer and the applicable Lock-Up Agreements.
     Wega Mining and the Offeror agreed under the DPM Lock-Up Agreement that DPM may engage in discussions or negotiations with, respond to or provide information to, any person in response to an acquisition proposal if such acquisition proposal is a Special Superior Proposal. The DPM Lock-Up Agreement defines a “Special Superior Proposal” as an unsolicited bona fide written acquisition proposal received after October 17, 2007: (a) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the Common Shares and offering or making available to all shareholders of the Issuer on the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (b) that did not result from a breach of DPM’s non-solicitation covenants in the applicable Lock-Up Agreement; (c) which complies with all applicable securities laws; (d) in respect of which any required financing to complete such acquisition proposal has been demonstrated to the satisfaction of DPM acting in good faith will be obtained; (e) that is not subject to any due diligence and/or access condition; and (f) that DPM has determined in good faith (i) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such acquisition proposal and the person making such acquisition proposal, and (ii) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favorable from a financial point of view to DPM than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Offeror pursuant to the Offeror’s opportunity to match).
     Each of the Locked-Up Shareholders has agreed under the applicable Lock-Up Agreements that from the earlier of the termination of its respective Lock-Up Agreement pursuant to its terms and the Expiry Time, it will, among other things, (a) immediately cease any existing solicitations, discussions or negotiations with any person other than Wega Mining, its subsidiaries or the Offeror with respect to an acquisition proposal; (b) promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Wega Mining, at first orally and then in writing of (i) any proposal, inquiry, offer or request (or any amendment thereto) that the Locked-Up Shareholder receives, or becomes aware of, that relates to, or constitutes, or which could lead to, a bona fide acquisition proposal; or (ii) any request that the Locked-Up Shareholder receives for discussions or negotiations relating to an acquisition proposal or for non-public information relating to the Issuer or any of its subsidiaries; and (c) exercise the voting rights attaching to the Common Shares held or controlled by the Locked-Up Shareholder to oppose certain transactions which would reasonably be regarded as being directed towards or likely to prevent or delay the take-up of and payment for the Common Shares held or controlled by the Locked-Up Shareholder or the successful completion of the Offer or result in a material adverse effect in respect of the Issuer. DPM has also agreed under the DPM Lock-Up

Agreement that from the earlier of the termination of the DPM Lock-Up Agreement pursuant to its terms and the Expiry Time, it will promptly notify Wega Mining of any request that DPM receives for non-public information relating to any mineral property of the Issuer or contractual or legal rights or for access to the Issuer’s properties, books and records or a list of the Issuer’s shareholders or any subsidiary of the Issuer. A Locked-Up Shareholder who is a member of the Issuer’s Board of Directors may engage, in its capacity as a director of the Issuer, in discussions or negotiations with a person in response to a bona fide acquisition proposal made by such a person, which did not result from a breach of the applicable Lock-Up Agreement or the Support Agreement.
     Each respective Lock-Up Agreement may be terminated by notice in writing: (a) at any time by mutual consent of Wega Mining, the Offeror and the respective Locked-Up Shareholder; (b) by the respective Locked-Up Shareholder if, (i) Wega Mining and Offeror have not complied in any material respect with their covenants contained in the applicable Lock-Up Agreement or if any representation or warranty of Wega Mining or the Offeror under the applicable Lock-Up Agreement is untrue or incorrect in any material respect and such non-compliance or inaccuracy is not curable or, if curable, is not cured by the earlier of the date which is 15 days from the date of written notice of such breach and the business day prior to the Expiry Date; (ii) the Offeror has not (for any reason other than the failure of any Locked-Up Shareholder to deposit its Common Shares for purchase) taken up and paid for all Common Shares deposited under the Offer by the 120th day following the date of the mailing of the Offer in accordance with the Support Agreement; or (iii) the Support Agreement is terminated or, in the case of the Locked-Up Shareholders other than DPM, the Support Agreement is terminated and no termination payment pursuant to the Support Agreement has occurred or been paid; provided in each case that the respective Locked-Up Shareholder is not, at the time, in material default of its obligations under the applicable Lock-Up Agreement; and (c) by Wega Mining if, (i) the respective Locked-Up Shareholder has not complied in any material respect with all of its covenants contained in the applicable Lock-Up Agreement and such default is not cured, or if any representation or warranty of the respective Locked-Up Shareholder under the applicable Lock-Up Agreement is untrue or incorrect in any material respect; (ii) any of the conditions of the Offer are not satisfied or waived at the Expiry Time and the Offeror elects not to waive such condition; or (iii) the Support Agreement is terminated in accordance with its terms; provided in each case that Wega Mining is not, at the time, in material default of its obligations under the applicable Lock-Up Agreement. Additionally, the DPM Lock-Up Agreement can be terminated by notice in writing if (a) DPM provides Wega Mining with notice in writing that there is a Special Superior Proposal at least five businessdDays prior to the date on which DPM proposes to accept or enter into any agreement relating to such Special Superior Proposal; and (b) five business days have elapsed and DPM determined, in good faith, that the acquisition proposal is a Special Superior Proposal compared to the proposed amendment to the terms of the Offer by Wega Mining and Offeror. During the five business day period referred to above or such longer period as DPM may approve for such purpose, Wega Mining and the Offeror have the opportunity, but not the obligation, to propose to amend the terms of the Support Agreement and the Offer and DPM has agreed to cooperate with Wega Mining and the Offeror with respect thereto, including negotiating in good faith, to enable Wega Mining and the Offeror to proceed with the Offer and any Contemplated Transactions on such adjusted terms. DPM will review any proposal by Wega Mining and the Offeror to amend the terms of the Offer in order to determine, in good faith, whether any amendment would result in an acquisition proposal not being a Special Superior Proposal compared to the proposed amendment to the terms of the Offer.
     Each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time: acquire Common Shares or securities convertible or exchangeable for Common Shares; dispose of Common Shares which it has acquired; and/or enter into privately negotiated derivative transactions with institutional counterparts to hedge the market risk of some or all of the positions in the Common Shares which it has acquired. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act of 1933, as amended. Except as described herein, neither the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons has any present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D under Rule 13d-1(a). To the Reporting Persons’ knowledge, any of the Schedule I Persons may make the same evaluation and reserve the same rights.
     The foregoing summaries of the Support Agreement, the Offer and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the Support Agreement, the Offer and Circular and the Lock-Up Agreements attached hereto as Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
(a) and (b)	As of October 17, 2007, Wega Mining and the Offeror did not own any Common Shares. However, as of October 17, 2007, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, Wega Mining and the Offeror may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 34,596,894 Common Shares, representing approximately 47.1% of the outstanding Common Shares on a filly-diluted basis as of October 17, 2007 as reported in the Support Agreement. Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by each of Wega Mining and the Offeror is approximately 47.1%. The beneficial ownership of the 34,596,894 Common Shares referred to above that are subject to the Lock-Up Agreement is expressly disclaimed by each of the Reporting Persons.

(c)	Except as set forth in this Item 5 and Item 6, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Shares.

(d)	None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has the right to receive dividends from, or the proceeds from the sale of, Common Shares referred to in this Item 5.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     As reported in Item 4 of this Schedule 13D, each of the Reporting Persons is party to the Support Agreement and the Lock-Up Agreement.
     Pursuant to the Support Agreement, the Offeror agreed to subscribe for 16,000,000 Common Shares from the Issuer at a price of Cdn.$0.90 each for a total subscription price of Cdn.$14,400,000. The purpose of such subscription is to ensure that the Issuer has a portion of the funds necessary to further develop certain mining assets of the Issuer in Burkina Faso, West Africa. The Offeror’s purchase of, and the Issuer’s issuance of, such Common Shares pursuant to such subscription will be completed on the fifth business day after the commencement of the Offer , or such other date as may be agreed upon by Goldbelt, Wega Mining and the Offeror. Such subscription is not conditional on the successful completion of the Offer.
     Except as set forth in Item 4 of this Schedule 13D and as set forth immediately above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit
No.	Exhibit Name

1.	Joint Filing Agreement, dated November 5, 2007, between Wega Mining ASA and Wega Mining Inc. relating to the filing of a joint statement on Schedule 13D.

2.	Support Agreement, dated October 17, 2007, between Wega Mining ASA, Wega Mining Inc. and Goldbelt Resources Ltd.

Exhibit
No.	Exhibit Name

3.	Offer to Purchase and Offer Circular dated November 5, 2007.

4.	Lock-Up Agreement, dated October 17, 2007, among Wega Mining ASA, Wega Mining Inc. and Dundee Precious Metals Inc.

5.	Lock-Up Agreement, dated October 17, 2007, among Wega Mining ASA, Wega Mining Inc., Paul J. Morgan and Collin Ellison.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2007

WEGA MINING ASA
By:	/s/ Hans-Arne L’orange
	Name:	Hans-Arne L’orange
	Title:	Executive Vice President

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 5, 2007

WEGA MINING INC.
By:	/s/ Ronald MacArthur
	Name:	Ronald MacArthur
	Title:	Chief Executive Officer and President

EXHIBIT INDEX

Exhibit
No.	Exhibit Name

1.	Joint Filing Agreement, dated November 5, 2007, between Wega Mining ASA and Wega Mining Inc. relating to the filing of a joint statement on Schedule 13D.

2.	Support Agreement, dated October 17, 2007, between Wega Mining ASA, Wega Mining Inc. and Goldbelt Resources Ltd.

3.	Offer to Purchase and Offer Circular dated November 5, 2007.

4.	Lock-Up Agreement, dated October 17, 2007, among Wega Mining ASA, Wega Mining Inc. and Dundee Precious Metals Inc.

5.	Lock-Up Agreement, dated October 17, 2007, among Wega Mining ASA, Wega Mining Inc., Paul J. Morgan and Collin Ellison.

Schedule I
Directors and Executive Officers of Wega Mining ASA
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Wega Mining ASA.
(i)	Rabbe Lund

(ii)	Director

(iii)	Norway

(iv)	President, Intellectual Capital Group AS

(v)	Munkedamsveien 45R, 0250 Oslo, Norway

(i)	Jan Haudemann-Andersen

(ii)	Director

(iii)	Norway

(iv)	Chairman, Datum AS

(v)	Munkedamsveien 45 F, 0250 Oslo, Norway

(i)	Harald Arnet

(ii)	Director

(iii)	Norway

(iv)	Managing Director, Datum AS

(v)	Munkedamsveien 45 F, 0250 Oslo, Norway

(i)	Rune Rinnan

(ii)	Director

(iii)	Norway

(iv)	Chief Executive Officer, Televentures Management

(v)	Tollbugaten 24, 0157 Oslo, Norway

(i)	Eli Sætersmoen

(ii)	Director

(iii)	Norway

(iv)	Independent Consultant

(v)	Gabelsgate 21b, 0272 Oslo, Norway

(i)	Tove Tvedt

(ii)	Director

(iii)	Norway

(iv)	Manager, Finance Search & Selection

(v)	Hjertnespromenaden 31, 3211 Sandefjord, Norway

(i)	Joanne Yan

(ii)	Director

(iii)	China and Canada

(iv)	President, Red Dragon Resources

(v)	595 Howe Street, Suite 308, Vancouver, British Columbia, Canada V6B 6A7

(i)	Ronald Macarthur

(ii)	Director

(iii)	Canada

(iv)	Board Member and Officer, Wega Mining ASA

(v)	308-1328 Homer St Vancouver, British Columbia, Canada V6B 6A7

(i)	Lars Marius Furu

(ii)	Chief Executive Officer

(iii)	Norway

(iv)	Chief Executive Officer, Wega Mining ASA

(v)	Karenslyst Allé 2, 0278 Oslo, Norway

(i)	Sverre Slåttsveen

(ii)	Chief Financial Officer

(iii)	Norway

(iv)	Officer, Wega Mining ASA

(v)	Karenslyst Allé 2, 0278 Oslo, Norway

(i)	Tore Birkeland

(ii)	Technical Director

(iii)	Norway

(iv)	Technical Director, Wega Mining ASA

(v)	Karenslyst Allé 2, 0278 Oslo, Norway

(i)	Michael Gareau

(ii)	Executive Vice President Exploration

(iii)	Canada

(iv)	Executive Vice President, Wega Mining ASA

(v)	Karenslyst Allé 2, 0278 Oslo, Norway

(i)	Hans-Arne L’orange

(ii)	Executive Vice President

(iii)	Norway

(iv)	Executive Vice President, Wega Mining ASA

(v)	Karenslyst Allé 2, 0278 Oslo, Norway

Directors and Executive Officers of Wega Mining Inc.
The (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation and (v) principal business address of each of the directors and executive officers of Wega Mining Inc.
(i)	Ronald Macarthur

(ii)	Director, Chief Executive Officer and President

(iii)	Canada

(iv)	Board Member and Officer, Wega Mining ASA

(v)	308-1328 Homer St, Vancouver, British Columbia, Canada V6B 6A7

(i)	Sverre Slåttsveen

(ii)	Director

(iii)	Norway

(iv)	Board Member, Wega Mining ASA

(v)	Karenslyst Allé 2, 0278 Oslo, Norway